UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number: 001-40241

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 60

3584 CM Utrecht, the Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

⌧ Form 20-F   ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File no. 333-256655) of LAVA Therapeutics N.V. (the “Company”) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description
99.1	LAVA Therapeutics N.V. Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAVA Therapeutics N.V.

Date: October 13, 2021	By:	/s/ Edward F. Smith
		Name	:	Edward F. Smith
		Title:		Chief Financial Officer